2007 Annual Report


08042924

Why do I need Synovus?

SYNOVUS®


HIGH FIBE
BREADS

Rhonda Wallace (left), commercial banker at Citizens First Bank, meets regularly with business owner Carol Rutledge to discuss how the bank can support her plans for future growth.

'Because they offer powerful resources with a personal connection.'

Carol Rutledge, owner of Great Harvest Bread Company in Rome, Georgia, loves the relationship she has with her local banker, and the expertise, guidance and support she gets from the Citizens First Bank team. The success of her business, which she opened a year ago, has exceeded her expectations ... and so has her bank.

Citizens First Bank treats me like a very important customer, regardless of my account balance or the nature of the issue I am asking about. As a small business person, I deliver a high level of personal service. I expect the same from my bank, and they deliver.

Having a partnership with a local bank is extremely important to small businesses because sometimes we get overlooked when a loan application has to leave town for an answer. Someone out of town can't know who we are; they don't understand what we are trying to accomplish. Numbers are important, but personalities are too, and what is on paper doesn't convey the energy and passion of a real person.

My husband and I had banking relationships with other institutions, but we could not get the level of customer service along with the products and services we now get from Citizens First. At the other banks, we were faced with red tape and limitations of what the local banker could do for us. They would have to get back to us with answers. If there is a question about an issue at Citizens First, the decision is made at Citizens First.

Carol Rutledge


Return On Assets


Return On Equity


Total Assets


Net Charge-off Ratio


Non-Performing Assets Ratio


Dividends Per Share
Adjusted for Stock Splits


Diluted Net Income Per Share
Adjusted for Stock Splits

Synovus (NYSE: "SNV") is a financial services holding company with approximately $33 billion in assets based in Columbus, Georgia. Synovus provides commercial and retail banking, as well as investment services, to customers through 37 banks, 332 branches and 440 ATMs, and other Synovus offices in Georgia, Alabama, South Carolina, Florida and Tennessee. The company focuses on its unique decentralized customer delivery model, position in high-growth Southeast markets and commitment to being a great place to work to ensure the delivery of unparalleled customer experiences.

Financial Highlights[1]

year ended December 31 *(dollars in thousands, except per share data)*	2007	2006	% change
Total Revenues[2]	$ 1,536,996	$ 1,487,337	3.3
Income from Continuing Operations	342,935	415,103	(17.4)
Income from Discontinued Operations (Net of income taxes and minority interest)	183,370	201,814	(9.1)
Net Income	526,305	616,917	(14.7)
Income per Share from Continuing Operations–Basic	1.05	1.29	(18.8)
Net Income per Share–Basic	1.61	1.92	(16.2)
Income per Share from Continuing Operations–Diluted	1.04	1.28	(18.8)
Net Income per Share–Diluted	1.60	1.90	(16.1)
Total Loans	26,130,972	24,340,093	7.4
Total Deposits	24,959,816	24,528,463	1.8
Total Assets	33,018,452	31,966,180	3.3
Shareholders' Equity	3,441,590	3,708,650	(7.2)
Book Value per Share	10.43	11.39	(8.4)
Cash Dividends Declared per Share	0.82	0.78	5.1
Return on Assets	1.60 %	2.07 %	nm[3]
Return on Equity	13.37	18.31	nm
Equity/Assets	10.42	11.60	nm
Net Interest Margin	3.97	4.27	nm
Allowance for Loan Losses/Loans	1.39	1.28	nm
Nonperforming Assets Ratio	1.67	0.50	nm
Net Charge-Off Ratio	0.46	0.26	nm
Provision to Net Charge-Offs Multiple	1.45	1.25	nm

Team Members

as of December 31	2007	2006	% change
Total Team Members[4]	7,385	7,189	2.7

Stock Information

as of December 31	2007	2006	% change
Closing Stock Price	$ 24.08	$ 30.83	(21.9)
Number of Shares Outstanding (thousands)	329,868	325,552	1.3
Annual Shares Traded (millions)	485	203	138.9
Price/Earnings Multiple	15.05	16.23	(7.3)
Price/Book Multiple	2.31	2.71	(14.8)

Stock Ownership Summary

as of December 31	2007	2006	2005	2004	2003
Shareholders (of record and beneficial owners)	107,816	120,024	102,140	87,954	82,277
Institutional	55.0 %	51.8 %	48.2 %	46.0 %	45.8 %
Institutional (excludes Synovus Trust Company)	40.3 %	36.7 %	32.4 %	29.7 %	29.7 %
Market Value (billions)[1]	$7.94	$10.04	$8.44	$8.86	$8.74

(1) On December 31, 2007, Synovus completed the tax-free spin-off of its shares of Total System Services, Inc. (TSYS) common stock to Synovus shareholders. In accordance with provisions of Statement of Financial Accounting Standards (SFAS) No 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," the current period and historical consolidated results of operations and financial position of TSYS as well as all costs recorded by Synovus associated with the spin-off of TSYS, are now presented as a discontinued operation. Additionally, Synovus' balance sheet as of December 31, 2007 does not include TSYS' assets, liabilities or equity. The spin-off of TSYS on December 31, 2007 resulted in a reduction of shareholders' equity of $684 million. Discontinued operations for the year ended December 31, 2007 also include a $4.2 million after-tax gain related to the transfer of Synovus' proprietary mutual funds to a non-affiliated third party.
(2) Excludes investment securities gains (losses). Does not include revenues from TSYS, which are included in discontinued operations.
(3) Not meaningful.
(4) December 31, 2006 amount excludes TSYS.
(5) Excludes dividends declared by subsidiaries before acquisition.
(6) As originally reported. 1997 Information before special FDIC assessment.

Our team has a passion
and our model empowers



Richard E. Anthony
Chairman of the Board
and Chief Executive Officer

Dear Shareholders,

I recently asked a customer what he thought were the most important qualities of a successful company, and, without hesitation, he said he thought they were passion and focus. In the new world of Synovus, these words best describe our "personality."

Our team members have always had a passion for taking care of their customers. Fostering that kind of commitment is easier when those on the front line are not only empowered to own the relationship but also have the products and services to meet any customer need. Our Customer Covenant compels us to deliver service at Synovus in that manner, and, therefore, we can create a customer experience that is unmatched in the financial services industry.

With the completion of the TSYS spin-off, the focus on our strengths and resulting priorities has never been sharper. While TSYS gained much-needed strategic flexibility with its independence, Synovus has gained a renewed clarity around our future. Having received a $484 million dividend from TSYS, our capital position is extremely strong and serves as an additional source of strength and flexibility. The "new" Synovus intends to fully leverage three competitive strengths that set us apart from other financial organizations: our decentralized delivery model, our presence in the best Southeastern markets and our talented, passionate people. Our aspiration is to become the top performing regional bank in the Southeast.

Small and middle market business customers are especially attracted to our community bank model because we combine responsiveness with a consultative approach to serving others. Our emphasis on commercial customers does not minimize the significance of our other lines of business. Financial Management

for taking care of customers,
us to do that better than the competition.

Services (FMS) and retail banking are essential partners in our business banking strategy. The specialized expertise offered through FMS rounds out the end-to-end solution commercial bankers can offer their customers. Retail delivery serves most consumers, but especially reaches out to professionals and employees of our commercial customers to offer a total banking relationship.

Other specialized services complement our emphasis on service and responsiveness. As a large regional bank, we offer expertise to our business customers in capital markets, corporate cash management, international services, credit cards, asset-based lending and leasing. Our commercial strategy combines these services with a personalized style of banking in a manner that business owners find reassuring. Becoming a trusted advisor to operating businesses in the Southeast will lead us to a position as the premier commercial bank in our region.

Our Southeastern markets provide opportunities for growth in most customer segments. In cities where we have modest market share, we have demonstrated our capability to play offense, not defending market share. Our expansion plan will continue to create growth opportunities in the future. The year 2008, however, will be one of less

We pledge to serve every customer with the highest levels of sincerity, fairness, courtesy, respect and gratitude, delivered with unparalleled responsiveness, expertise, efficiency and accuracy. We are in business to create lasting relationships, and we will treat our customers like we want to be treated. We will offer the finest personal service and products delivered by caring team members who take 100% responsibility for meeting the needs of each customer.

The "new" Synovus intends to fully leverage three competitive strengths that set us apart from other financial organizations: our decentralized delivery model, our presence in the best Southeastern markets, and our talented, passionate people.

expansion than in past years as we concentrate on current expense management and resolution to credit issues.

As the saying goes, "people bank with people." Our team members are our most important competitive strength. The way we treat our team members is translated into the way they treat our customers. That's why we are committed to a people-focused environment at Synovus, where we invest in the growth and development of individuals throughout their careers. I have always admired the spirit that our team members have to make others successful. The culture of Synovus is alive and strong.

While leveraging our competitive strengths and focusing on commercial banking as a key strategic initiative for 2008, two other priorities deserve much attention this year. There is no doubt that last year was both historical and challenging for our company, but it also provided a perfect backdrop for tackling fundamentals. Addressing credit quality and expense management are the highest imperatives for our team.

The credit challenges we are facing at Synovus primarily relate to the deterioration in residential housing that began last summer. We do not have any exposure to the exotic and complicated instruments that have resulted

Becoming a trusted advisor to operating businesses in the Southeast will lead us to a position as the premier commercial bank in our region.

in significant losses for many institutions. However, many of our construction and development customers in West Florida and Atlanta have suffered and we continue to work with them in this slow housing market. We have a plan in place to recognize pockets of weakness and to liquidate properties quickly. Additional resources have been put in place to manage credit, and we will leave this cyclical downturn stronger than we entered.

We must run a tight, efficient organization to reach our performance expectations. Expense management is receiving a heightened level of attention this year. We are currently engaged in a company-wide review of every business line, support function and process to find additional opportunities for efficiency, productivity and revenue production over the long term. Changes are being made to ensure that we are an industry leader in this highly competitive world of financial services.

As we embark on this exciting, new chapter in the history of Synovus, we view this as a time of great opportunity for our organization. I am convinced that we will look back and recognize year end 2007 as a baseline from which we began a period of great accomplishments. We have much to be excited about. Thank you for your continued interest and support of our company.

Sincerely,



Richard E. Anthony
Chairman of the Board and
Chief Executive Officer

2007 at a glance

Synovus celebrated our 35th Anniversary as a bank holding company.

Synovus Board of Directors voted to spin-off TSYS, creating separate, fully independent companies.

Commercial Banking, including Capital Markets, Asset-Based Lending and Merchant Services, showed growth, with commercial and industrial loans increasing 7.4%.

In Commercial Banking, we averaged 3.33 products per relationship, a six basis point increase over the previous year.

The integration of our retail brokerage group into our banks resulted in a 20% revenue increase over the prior year.

Private Banking offices were added in five markets, giving Synovus Private Banking locations in 25 major markets in our footprint.

Net branch expansion resulted in 19 new branches in highly coveted market locations.

Synovus launched Mobile Banking with Athens First Bank & Trust Company, and will roll out the product to all Synovus banks by Spring 2008.

Synovus Mortgage maintained profitability during an unusually volatile year in the mortgage industry by using disciplined underwriting practices, controlling expenses and strategically managing pricing.

Synovus consolidated, and announced the intention to consolidate, the charters of banks in three of our markets—Warner Robins, Atlanta and Tampa Bay. Combining our banks in each of these three markets creates efficiency, as well as convenience and a more consistent experience for our customers.

Synovus developed and implemented our new Leadership Expectations and corporate values models, which set the standard for leaders' interaction with team members and codify the core beliefs of our company.

Synovus received several honors including separate recognition from *Information Week* magazine, *Bank Technology News* and *American Banker* for driving innovation and effective use of technology; the *Atlanta Tribune* magazine for being one of the "Best Places for Minorities to Work"; and *USBanker* magazine as a "Top 100 Bank."



TSYS Chairman and CEO Phil Tomlinson and Synovus Chairman and CEO Richard Anthony are both enthusiastic about the opportunities resulting from the TSYS spin. Each company will have greater strategic flexibility, and be better positioned to pursue and realize its full potential.

Questions and Answers with our executive leaders—Why *do* our customers need Synovus?

Our ultimate goal is to provide value to our shareholders, achieved through talented financial services experts leveraging our unique decentralized model to deliver unmatched customer service. Great customer experiences lead to growth, and, ultimately, shareholder value. We spoke to some of Synovus' top leaders about how our competitive strengths and strategies for growth contribute to enhanced customer experiences.

How does Synovus create a customer experience that stands out from the competition?



Fred Green, Synovus President and Chief Operating Officer, is a 29-year veteran of the banking business.

Now, more than ever, our decentralized model gives us an edge on our competitors by allowing us the flexibility to address pressures brought on by the fluctuating economy and concerns over credit. Our model allows us to attract and retain the best bankers in our markets, equip them with a broad array of products and services that match large regional and national competitors, and give them the local decision-making authority so important to building lasting relationships.

As regional and national banks continue to consolidate, their ability to retain stable, senior leaders becomes more challenging. There is a revolving door of market leaders who are transferred to different areas, or leave to go work for other banks. Their offices are left dark and empty as they are frequently traveling for corporate meetings miles away. On the contrary, customers can go into Synovus banks and have direct contact with local CEOs, whose tenure at our company alone make them distinct in our markets. Our senior leaders are active in sales, in touch with customers and involved in the daily business of running the bank. They build relationships with longevity, and that creates a high level of trust and confidence with customers.

Community banks claim local ties as a strength, but often fall short in terms of product offerings. Conversely, larger banks tout expansive services, but are losing their local touch. Empowered by our model, Synovus can do both. With a complete line of services that spans from traditional retail products to sophisticated commercial and investment services, there is no customer need that we can't meet.

Roy Simmons (left) with his banker, Jay Lasater, of The National Bank of South Carolina.

Synovus helps businesses take off.

"We are in the business of brokering and selling aircraft, and there are some nuances to this business that would make it difficult for the typical bank to handle. NBSC does it better and faster than other banks. They can make things happen quickly. The commercial bankers at NBSC are consultants for our business, and I have relied on their advice many times before making a purchase or expanding our facilities. They are very much a partner with Bell Aviation, and I wouldn't have it any other way."

ROY SIMMONS
CHIEF FINANCIAL OFFICER OF BELL AVIATION
THE NATIONAL BANK OF SOUTH CAROLINA
CUSTOMER FOR SEVEN YEARS

"Our delivery model is unique. But we don't maintain it just to be different. We do it because it benefits customers, brings in business and drives performance."

FRED GREEN, PRESIDENT AND CHIEF OPERATING OFFICER, SYNOVUS

Our delivery model is unique. But we don't maintain it just to be different. We do it because it benefits customers, brings in business and drives performance. Focusing on efficiency, we have proven that our model delivers value. In 2007, despite economic challenges, we had good, diverse loan growth, up 7.5% over 2006.

Centered on our model, our 2008 strategies are designed to achieve soundness, growth and performance. We will seek balanced loan growth with a priority on strengthening credit practices. We will look for ways to better manage expenses, making sure that the customer benefits from any decisions we make. And we will continue aligning our people practices to leverage the performance of every team member and equip them with the tools necessary to create great customer experiences.

With our proven model, our best-in-class bankers and investment experts, and sound strategies focused on the customer, we're positioned to come out of this challenging time a better, stronger company and become the premier commercial bank in the Southeast.

Why does having an empowered local banker matter to a business customer?

Business owners depend on their bankers to provide the financial resources necessary to see their dreams fulfilled. When a customer "looks good on paper," it becomes a relatively easy decision for us to establish the banking relationship and begin providing the financial services required. But frequently, hard data about a customer's creditworthiness can be difficult to obtain. In these situations, a loan decision, for example, may depend on more subjective information that can only be generated through close interaction with the borrower, knowledge of their business and an understanding of the market. That's classic relationship banking. And that's where Synovus excels.

Because Synovus commercial bankers are given the latitude to make the best decisions for their local bank and community, they have the power to tailor solutions for customers that might not fit into the box at other banks. Through our relationship-based approach, our bankers understand the customer's need and the reasons behind it. They aren't just order takers, working off a checklist of qualifiers for approval. They are knowledgeable, confident, adaptable and willing to search for solutions ... especially in times when the full picture just can't be conveyed on paper.

When we arm empowered bankers with our comprehensive array of commercial offerings, like cash management and international banking, asset-based lending, capital markets, Business OnLine Access, Remote Express Deposit, investment, trust and advisory services, the result is a truly end-to-end banking solution for any business owner's needs. Expert commercial bankers serving their communities, backed by the power of a multi-billion dollar financial services company, perfectly position Synovus to become the premier commercial bank in the Southeast.

At Synovus, we believe there is a science and an art to great commercial banking. The "science" of it involves the policies, procedures and formulas we follow that govern sound and fair business practices. The fine "art" of commercial banking is in the personal relationships our bankers and investment experts have with their customers. It's a banker's ability to use what he or she knows, coupled with good judgment, discernment and the power to take action based on what's best for customers that equals an experience we can offer better than



Mark Holladay is Executive Vice President and Chief Credit Officer at Synovus. With 30 years of solid experience in banking, his focus is on achieving our goal of becoming the premier commercial bank in the Southeast.

Synovus helps make good impressions.

"My father got his first loan to start this business from Sea Island Bank and throughout the 40 years we've been in business, we've only had two commercial bankers. We have gone out and shopped around when it comes to big loans and interest rates, and we have always come back to Sea Island Bank. I value the relationship I have with my banker, and when you have a relationship built on trust, it creates a comfort zone that works both ways. I like the fact that I can pick up the phone and call the CEO of the bank. My bank knows me. I would be foolish to go somewhere else."

TOMMY LEWIS
OWNER, LEWIS COLOR LITHOGRAPHERS
SEA ISLAND BANK CUSTOMER FOR 46 YEARS

Tommy Lewis (right) with his banker, Chad Wiggins, of Sea Island Bank.

"Through our relationship-based approach, our bankers understand the customer's need and the reasons behind it. They aren't just order takers, working off a checklist of qualifiers for approval. They are knowledgeable, confident, adaptable and willing to search for solutions . . . especially in times when the full picture just can't be conveyed on paper."

MARK HOLLADAY, EXECUTIVE VICE PRESIDENT AND CHIEF CREDIT OFFICER

the rest. Developing talent that understands the value of both the "science" and the "art" of serving customers starts by hiring the right people, and then engaging them in extensive training programs designed to teach all aspects of commercial banking the Synovus way.

The future success of Synovus commercial banking will come through growth in both existing and new customer relationships, a balanced approach to real estate, commercial and industrial, and retail loans, and a keen eye on ensuring credit quality. We place a high priority on equipping our people with the tools they need to grow relationships, and holding our bankers accountable for reaching their business development goals.

Synovus bankers want to help our customers accomplish incredible things. It's rewarding watching our customers prosper. Being a part of their growth and success, helping them through good times and bad, makes us glad to be bankers.

How will Synovus' non-banking lines of business contribute to growth and enhance customer relationships in the future?

Customers needing financial management services have become one of the most sought after segments in the industry. We recognize the growing revenue potential in the wealth management business. But, at Synovus, we see Financial Management Services (FMS) as much more than just a single revenue source. It is the icing on the cake that can take Synovus banks to the next level with our customers, better positioning them to win in their markets and become the premier commercial bank in the Southeast.

We don't think customers looking for financial guidance should have to run from bank to brokerage to insurance agency to get help. Our goal is to maintain a holistic view of our customers, where everyone in the company, across all lines of business, works together to provide the ultimate customer experience. FMS is not viewed as a separate line of business at Synovus. It is an extension of our bank teams, formed through a strategic partnership that thrives on collaboration. Synovus' customer-centric, decentralized service model allows us to deliver financial management services better than the competition.

We've seen the power of our model as we spent the last 18 months shifting from centralized delivery of FMS services to a more integrated approach partnering with the banks. We have been significantly more successful selling financial planning services with brokers on location, as part of the bank teams. Moving brokers into the banks simplifies the referral process and creates a more seamless experience for customers. The proof is in the numbers. FMS revenues were $89.5 million in 2007, up 9% over 2006. So, we don't maintain our decentralized model just to be different; we do it because it works.

In 2008, FMS lines of business will be putting more emphasis on integration, further leveraging the power of Synovus' decentralized model. Our Capital Markets Group will continue to partner with commercial bankers to provide financing for corporate and municipal customers. We also see potential in interest rate protection products and insurance products, both which generate good revenue. A new insurance strategy for Synovus has emerged which designates Financial Consultants as our primary sales force for individual life products. Life insurance



Bart Singleton serves as Executive Vice President of Synovus and President of Financial Management Services, directing our mortgage, capital markets, insurance, trust—including Family Asset Management, brokerage, and financial planning lines of business. He has spent 24 years developing investment solutions for his customers.

Synovus listens and delivers.

"Before I got out of the military, I visited a couple of banks for a loan to start my medical practice. Columbus Bank and Trust was the bank that really listened to me and what my plans were for the business. I can talk to my banker on a personal level and he is always receptive, and knowledgeable. From credit lines to investment banking, whatever products and services I need from CB&T, they've delivered. My banker responds quickly, knows me and how I do business. I like the fact that CB&T is a local bank, and a major part of the community."

DR. WILLIAM ROUNDTREE
COLUMBUS BANK AND TRUST COMPANY CUSTOMER FOR 13 YEARS

William Roundtree (left) with private banker Luther Rutledge of Columbus Bank and Trust Company.

"At Synovus, we see Financial Management Services (FMS) as much more than just a single revenue source. It is the icing on the cake that can take Synovus banks to the next level with our customers, better positioning them to win in their markets and become the premier commercial bank in the Southeast."

BART SINGLETON, EXECUTIVE VICE PRESIDENT, SYNOVUS, AND PRESIDENT, FINANCIAL MANAGEMENT SERVICES

aligns perfectly with the Financial Consultant's product line, and this strategy will leverage our existing sales force to promote growth in retail brokerage and in insurance, target a broader range of customers and provide a lower cost delivery model.

The mortgage industry is experiencing significant change. There's a slowdown in housing, reducing industry volumes. Subprime issues and rising defaults have diminished industry liquidity. Compared to our peers, though, Synovus Mortgage is a leader on many fronts, including average loan amount, bank referrals and time to closing. These are all strengths we will build on in 2008.

We expect more growth in Financial Management Services. We've only begun to tap the total potential in the banking franchise for this product line. We have to be mindful of some complex regulations that stipulate how much integration can take place. But we are exploring everything to leverage our unique model for the benefit of customers.

How is the retail customer experience different at Synovus?

Like commercial banking, we take retail banking personally. We seek one-on-one, responsive relationships between our bankers and our customers. Within each of our communities, we have developed banking teams of exceptional caliber, and our customer-centric, decentralized model empowers our retail team members to generate a better customer experience than our competitors.



At Synovus, we compete effectively for our fair share of mass retail, with our recent investments in branch upgrades, sales and service training for team members, and broader, more competitive retail product offerings, but our definition of retail is more focused than the general mass market of our larger competitors. Our primary retail targets are small business owners who are attracted to our local approach and expertise and can be served through the local branch; individuals who need Private Client Services; and employees of businesses who already bank with us. Our delivery model perfectly positions us to reach out to these groups, as it empowers our highly skilled bankers to customize solutions and make decisions locally.

Our delivery model appeals to small businesses and sole proprietorships that still rely on the local branch banker for their operating and credit needs. They are also attracted to our consultative approach and ability to customize solutions using a comprehensive array of small business products and services. And while competitors equate convenience with large branch networks, we believe in offering the ultimate convenience: bankers that go to the customers. Our team members spend much of their time on location at our small business customers' offices, learning about those companies and how we can help them grow and succeed.

Leila Carr is Executive Vice President and Chief Retail Officer at Synovus. She utilizes her 25 years of broad banking experience to direct initiatives that maintain Synovus' edge in the market based on the exceptional customer experience our retail teams are providing.

Our retail growth will also come from tapping into our commercial banking base of customers for additional business. Synovus has built a large commercial customer base already attracted to our delivery model. We see particular potential for Private Client Services, as business owners seek the same expertise in managing their personal finances as they do their business finances. Relationship-building skills and expertise in the key planning issues that affect affluent customers and business owners are instrumental to getting this business. Therefore, we have introduced our Private Client Accreditation Program, a stringent, comprehensive certification process enabling private bankers, financial consultants and trust

Synovus has solutions for work and life.

"When I retired from my previous career, I needed help managing some investments in my 401(k). I turned to my neighbor and banker, Robbie Broach of Sterling Bank, who was so helpful that I now consider him a part of the team of my new company. I was so impressed with Sterling Bank's commercial services that I moved all of my personal accounts as well, everything from savings, to checking and credit cards. Donna Stricklin, who manages my personal banking, really goes the extra mile, even handling the purchase of my car, which included taking care of the paper work and delivering the check to the dealership after hours. There is such a refreshing atmosphere in my bank branch because I know that everybody is working as a team to make sure I'm happy with the service I receive."

ASHLEY COUSINS
OWNER OF AC ESS, LLC
STERLING BANK CUSTOMER FOR TWO YEARS

Ashley Cousins (left) with her bankers, Donna Stricklin and Robbie Broach of Sterling Bank.

"Like commercial banking, we take retail banking very personally. We seek one-on-one, responsive relationships between our bankers and our customers."

LEILA CARR, EXECUTIVE VICE PRESIDENT AND CHIEF RETAIL OFFICER

relationship managers to further position themselves as trusted advisors.

Building on the trust we have earned through established commercial relationships, we want to be the bank of choice for the employees of those businesses and we are actively pursuing these groups. Business owners welcome putting our bankers in front of their employees, as they see it as a convenient way to provide additional benefits to their team; not to mention that the individual employees also like the convenience.

The energy level in Synovus retail banking is high. Our bankers are deeply committed to meeting customer needs and building relationships. By leveraging our unique delivery model, paired with a knowledgeable, experienced and innovative team developing smart solutions for our customers, we will continue to distinguish ourselves in this highly competitive industry.

How does Synovus' focus on people translate into customer satisfaction, and, ultimately, into shareholder value?

In any business, customers want to be served by confident, well-trained professionals who are sincere, caring, concerned and positive. This approach leads to a high level of trust between the customer and the team member, and ultimately, the company as a whole. In banking, trust is everything.

Clearly, how team members feel about their work and their company matters. But attitude can be difficult to quantify. You won't find it as a line item on a balance sheet, or on a cash-flow statement. So, what is the value of a team member's passion about what they do? At Synovus, it is priceless. Our team members' job satisfaction and pride in their work permeate the customer experience. Satisfied team members lead to more satisfied customers. Synovus' performance is maximized when each team member works every day to make customers, communities and fellow team members successful, and feels pride in doing so.

We intend to be the premier commercial bank in the Southeast, and we need the "cream of the crop" to get us there. This is a tall order, but we're committed to keeping our bar for talent high. Our customer-centric, decentralized delivery model is perfect for attracting and retaining talented financial services experts who have a desire and a drive to develop personal relationships with customers. When we really know our customer, then we can do more than just sell products. We can make our products truly work for them.

Competition for talent intensifies every year. Leveraging the attraction of our delivery model, we offer programs like Gateway to Leadership, a corporate management associate program designed to bring to Synovus the best among college seniors as a pipeline for future leadership.

Lee Lee James is Vice Chairman, Chief People Officer and Corporate Secretary of Synovus. For the past 22 years at Synovus, she has worked every day to create an environment that demonstrates respect for the worth of each individual team member and make Synovus the employer of choice in its communities.

Career development, reward, recognition and celebrating successes are critical elements in creating a healthy, strong winning team. Through high-caliber training and development provided by our Center for People Development and our talent management initiatives, we provide many opportunities for our team



Relationship banking helps pave the way to growth.

"It's good to be able to sit down and talk to my banker about where my company is now and how we can help it grow. I stay with the Bank of Pensacola because Bobby Fair makes the banking process so easy. He understands my needs, is well trained, and is equipped with solid products and services like online banking and RED (Remote Express Deposit), which make my business more efficient. I have not had one request that he and the Bank of Pensacola team could not fulfill. The relationship I have with Bobby is invaluable because I trust him and know that the Bank of Pensacola is giving him all the business support he needs to meet my needs. People like Bobby are a big reason I wouldn't bank anywhere else."

CODY RAWSON
OWNER OF ROADS INC. OF NORTHWEST FLORIDA
BANK OF PENSACOLA CUSTOMER FOR 10 YEARS

Cody Rawson (right) with his banker, Bobby Fair, of Bank of Pensacola.

"Our customer-centric, decentralized delivery model is perfect for attracting and retaining talented financial services experts who have a desire and a drive to develop personal relationships with customers. When we really know our customer, then we can do more than just sell products. We can make our products truly work for them."

LEE LEE JAMES, VICE CHAIRMAN, CHIEF PEOPLE OFFICER AND CORPORATE SECRETARY

members to advance in their careers at Synovus. In 2007, we introduced a revised, more concise Leadership Expectations model that clearly defines the competencies we look for in our leaders. The Leadership Institute and our Foundations of Leadership curriculum further deliver on encouraging leaders to grow, serve others and effectively manage our business.

Our experience shows that what motivates team members to perform at higher levels is the thoughtful, personal kind of recognition that signifies true appreciation for a job well done. Synovus' total rewards program focuses not just on salary and cash compensation, but also on a wide range of other wealth building and reward programs.

For 120 years, we've been committed to caring for those who care for our customers, and that commitment will not waiver. We see the investment in our people as an investment in the customer experience.

2008 Key Initiatives

To outperform our industry peers in key measures of growth and profitability by:

- Strengthening credit structure and practices, leading to improved credit quality
- Continuing the execution of our Commercial Strategy to increase diversification of our loan portfolio
- Maintaining a strong focus on net growth in consumer households and commercial relationships by increasing business development activities
- Increasing and identifying new sources of fee income across all lines of business
- Aggressively managing expenses by engaging in productivity exercises to simplify and improve work processes
- Leveraging the performance of every team member by clearly defining accountability measures and equipping managers with the tools to provide exceptional leadership to their teams

"As we embark on this exciting, new chapter in the history of Synovus, we view this as a time of great opportunity for our organization."

RICHARD E. ANTHONY, CHAIRMAN
AND CHIEF EXECUTIVE OFFICER, SYNOVUS

Board of Directors and Executive Management

Directors

Daniel P. Amos
Chairman of the Board and
Chief Executive Officer
Aflac Incorporated

Richard E. Anthony
Chairman of the Board and
Chief Executive Officer
Synovus

James H. Blanchard
Chairman of the Board and
Chief Executive Officer (Ret.)
Synovus

Richard Y. Bradley
Attorney at Law
Bradley & Hatcher

Frank W. Brumley
Chairman of the Board and
Chief Executive Officer
Daniel Island Company

Elizabeth W. Camp
President and Chief Executive Officer
DF Management, Inc.

Gardiner W. Garrard, Jr.
President,
The Jordan Company

T. Michael Goodrich
Chairman of the Board and
Chief Executive Officer
BE&K, Inc.

Fred L. Green, III
President and Chief Operating Officer
Synovus

V. Nathaniel Hansford*
President (Ret.),
North Georgia College and State University

Alfred W. Jones III
Chairman of the Board and
Chief Executive Officer
Sea Island Company

Mason H. Lampton
Chairman of the Board
Standard Concrete Products

Elizabeth C. Ogie
Private Investor

H. Lynn Page
Vice Chairman of the Board (Ret.)
Synovus, Columbus Bank and
Trust Company, TSYS

J. Neal Purcell
Vice Chairman – Assurance (Ret.)
KPMG LLP

Dr. Melvin T. Stith
Dean of Whitman School of Management
Syracuse University

Philip W. Tomlinson
Chairman of the Board and
Chief Executive Officer
TSYS

William B. Turner, Jr.
Vice Chairman of the Board and President
W. C. Bradley Co.

James D. Yancey
Chairman of the Board
Columbus Bank and Trust Company
Chairman of the Board (Ret.)
Synovus

*Lead Director

Advisory Directors

Joe E. Beverly
Vice Chairman of the Board (Ret.)
Synovus
Chairman of the Board
Commercial Bank

Elizabeth R. James
Vice Chairman, Chief People Officer
and Corporate Secretary
Synovus

Emeritus Directors

Richard H. Bickerstaff
Manager
Broken Arrow Land Company LLC

Lovick P. Corn
Advisory Director
W.C. Bradley Co.

C. Edward Floyd, MD
President
Floyd Medical Associates, P.A.

Roy M. Greene, Sr.
President
Greene Communications, Inc.

John P. Illges, III
Senior Vice President (Ret.),
The Robinson-Humphrey Company, Inc.

John L. Moulton
Senior Partner (Ret.)
Moulton, Lane and Hardin, Inc.

John T. Oliver, Jr.
Vice Chairman of the
Executive Committee (Ret.)
Synovus
Chairman of the Board (Ret.)
First National Bank of Jasper

Robert V. Royall
Former U.S. Ambassador to Tanzania
Chairman of the Board (Ret.)
The National Bank of South Carolina

Loyce W. Turner
Chairman of the Board (Ret.)
First State Bank and Trust Company

William B. Turner
Chairman of the
Executive Committee (Ret.)
Synovus
W. C. Bradley Co. (Ret.)

George C. Woodruff, Jr.
Real Estate and Personal Investments

Executive Management

Richard E. Anthony
Chairman of the Board and
Chief Executive Officer

Fred L. Green, III
President and Chief Operating Officer

Elizabeth R. James
Vice Chairman, Chief People Officer
and Corporate Secretary

Leila S. Carr
Executive Vice President and
Chief Retail Officer

Mark G. Holladay
Executive Vice President and
Chief Credit Officer

Thomas J. Prescott
Executive Vice President and
Chief Financial Officer

J. Barton Singleton
Executive Vice President, Synovus and
President, Financial Management Services

The Synovus Family of Companies

Charles W. Garnett
Regional CEO
Columbia, South Carolina

The National Bank of South Carolina
Columbia, SC
Charles W. Garnett, President & CEO

W. Luther Taylor
Regional CEO
Pensacola, Florida

Bank of Pensacola
Pensacola, FL
Thomas B. Carter, CEO

Bank of Tuscaloosa
Tuscaloosa, AL
James B. Flemming, Chairman & CEO

Community Bank and Trust
Enterprise, AL
H. Lamar Loftin, President & CEO

First Commercial Bank
Birmingham, AL
Nelson Bean, President & CEO

First Commercial Bank of Huntsville
Huntsville, AL
Charles E. Kettle, Chairman & CEO

First Florida Bank*
Naples, FL
Dominic A. Dimaio, Market President

First National Bank of Jasper
Jasper, AL
L. Gwaltney McCollum, Jr., Chairman & CEO

Sterling Bank
Montgomery, AL
W. Alan Worrell, Chairman, President & CEO

Synovus Bank of Tampa Bay
Tampa, FL
David W. Dunbar, CEO

Vanguard Bank and Trust Company
Valparaiso, FL
M. Gary Roberts, President & CEO

Donald D. Howard
Regional CEO
Alpharetta, Georgia

Bank of Coweta
Newnan, GA
D. Steven Stripling, President & CEO

Bank of North Georgia
Alpharetta, GA
Kessel D. Stelling, Jr., President & CEO

Citizens & Merchants Bank
Douglasville, GA
James H. Mathis, President & CEO

Citizens Bank & Trust of West Georgia
Carrollton, GA
James T. Edgar, President & CEO

Citizens First Bank
Rome, GA
D. Copeland, President & CEO

Cohutta Banking Company
Chatsworth, GA
Michael M. Sarvis, CEO

Cohutta Banking Company of Tenn.
Chattanooga, TN
Michael E. Haskew, City President

Georgia Bank & Trust
Calhoun, GA
Larry Roye, President & CEO

The Bank of Nashville
Nashville, TN
J. Hunter Atkins, President & CEO

Trust One Bank
Memphis, TN
James P. Farrell, Chairman, President & CEO

Frederick D. Jefferson
Regional CEO
Thomasville, Georgia

Athens First Bank & Trust Company
Athens, GA
J. William Douglas, President & CEO

Commercial Bank
Thomasville, GA
Thomas J. Callaway III, President & CEO

First Coast Community Bank
Fernandina Beach, FL
James M. Townsend, President & CEO

First Community Bank
Tifton, GA
John M. Davis, President & CEO

First State Bank and Trust Company
Valdosta, GA
David A. Durland, President & CEO

Sea Island Bank
Statesboro, GA
Wayne D. Akins, President & CEO

Security Bank and Trust Company
Albany, GA
Mark J. Lane, President & CEO

Sumter Bank and Trust Company
Americus, GA
Randolph B. Jones, Jr., President & CEO

Synovus Bank of Jacksonville
Jacksonville, FL
William J. Hammel, President & CEO

The Coastal Bank of Georgia
Brunswick, GA
J. Keith Caudell, President & CEO

The National Bank of Walton County
Monroe, GA
Benjamin E. Garrett, President & CEO

Tallahassee State Bank
Tallahassee, FL
Sharon E. Weeden, President & CEO

Stephen A. Melton
Regional CEO
Columbus, Georgia

CB&T Bank of East Alabama
Phenix City, AL
Ronald J. Smith, President & CEO



Synovus provides commercial and retail banking, as well as investment services, to customers through 37 banks, 332 branches and 440 ATMs, and other Synovus offices in Georgia, Alabama, South Carolina, Florida and Tennessee.

CB&T Bank of Middle Georgia
Warner Robins, GA
Gary M. McLure, President & CEO

Columbus Bank and Trust Company
Columbus, GA
Stephen A. Melton, President & CEO

Commercial Bank and Trust
LaGrange, GA
Robert L. Carmichael, Jr., President & CEO

J. Barton Singleton
Executive Vice President, Synovus, and President, Financial Management Services
Synovus Financial Management Services
Columbus, Georgia

Synovus Mortgage Corp.
Michael L. Padalino,
President & CEO

Creative Financial Group, Ltd.
Robert W. Law, President & CEO

GLOBALT Investments
William H. Roach, President

Synovus Insurance Services
J. Barton Singleton, President

Synovus Securities, Inc.
J. Barton Singleton, President

Synovus Trust Company
George G. Flowers, President

*Second Quarter 2008: First Florida Bank will merge with Synovus Bank of Tampa Bay.

Shareholder Information

General Offices

Synovus
P.O. Box 120
Columbus, GA 31902-0120
(706) 649-2311

Stock Trading Information

Synovus common stock is traded on the New York Stock Exchange (NYSE) under the symbol "SNV".

Price and volume information appears under the abbreviation "SynovusFnl" in NYSE daily stock quotation listings.

Dividend Reinvestment and Direct Stock Purchase Plan

The Synovus Dividend Reinvestment and Direct Stock Purchase Plan provides a comprehensive package of services designed to make investing in Synovus stock easy, convenient and more affordable.

To request an enrollment package for the Dividend Reinvestment and Direct Stock Purchase Plan, or for more information, please visit us at synovus.com on the Internet or call our automated request line at (800) 503-8903.

New Investors. You can join the Plan by making an initial investment of at least $250, which includes your enrollment fee of $15.

Synovus Shareholders. You can participate by submitting a completed enrollment form. If your shares are held in a brokerage account, you must first register some or all of your shares in your name.

Dividend Reinvestment. You can invest all or a part of your cash dividends to accumulate more shares without paying fees.

Optional Cash Investments. You can purchase additional shares by investing between a minimum of $50 at any one time and $250,000 in total per calendar year. If you wish, we can withdraw funds automatically from your bank account each month to purchase shares. Purchases are made weekly or more often if volume dictates. Fees are lower than those typically charged by the financial services industry.

Safekeeping. You can deposit your certificates with us for safekeeping at no cost to you. You can request a certificate anytime at no cost.

Gifts and transfers of shares. You can make gifts or transfers to others.

Sale of shares. Whenever you want, you can sell some or all of your shares at fees lower than those typically charged by the financial services industry. Shares are sold weekly or more often if volume dictates.

Stock Performance Graph

The following graph compares the yearly percentage change in cumulative shareholder return on Synovus stock with the cumulative total return of the Standard & Poor's 500 Index and the KBW Regional Bank Index for the last five fiscal years (assuming a $100 investment on December 31, 2002 and reinvestment of all dividends).



Comparison of 5-year Cumulative Total Return
DOLLARS
200
180
160
140
120
100
80
60
40
20
0
Synovus
S&P 500
KBW Regional Bank

	2002	2003	2004	2005	2006	2007
Synovus	$100	$153	$156	$151	$177	$142
S&P 500	$100	$129	$143	$150	$173	$183
KBW Regional Bank	$100	$140	$158	$158	$170	$130

Form 10-K

A copy of the Company's 2007 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available at no charge upon written request to Investor Relations at the address below.

Form 10-K SEC and NYSE Certifications

Synovus has filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its 2007 Annual Report on Form 10-K and submitted to the NYSE in 2007 the Chief Executive Officer's annual certification that he is not aware of any violation by the company of the NYSE corporate governance listing standards.

Notice of Annual Shareholders' Meeting

10 a.m. Eastern time, April 24, 2008, in the Bill Heard Theatre at the Columbus RiverCenter. Log on to synovus.com to join our annual shareholders' meeting via a live Web cast on the Internet.

Investor Relations

Analysts, investors and others seeking additional financial information not available at synovus.com should contact:

Patrick A. Reynolds
Senior Vice President, Director of Investor Relations
Synovus
P.O. Box 120, Columbus, GA 31902-0120
(706) 649-4973 • Fax: (706) 641-6065
email: snvir@synovus.com

Synovus.com

Online Stock Purchase and Information

You can now purchase your initial shares online at synovus.com and easily get current information on your shareholder account 24 hours a day, seven days a week. You will have access to:

- View account status
- Purchase or sell shares
- View book-entry information
- Request certificate issuance
- Establish/change your PIN
- Make address changes
- View payment history for dividend
- Obtain a duplicate 1099 tax form
- Request a dividend check replacement
- Receive annual meeting material electronically

Shareholder Services

Current shareholders requiring assistance should contact BNY Mellon Shareowner Services:

U.S. Mail
P.O. Box 358015, Pittsburgh, PA 15252-8015

Registered Mail or Overnight Delivery
480 Washington Blvd., Jersey City, NJ 07310-1900

Telephone Inquiries
1-800-503-8903

Web Site
www.bnymellon.com/shareowner/isd

Cautionary language regarding forward-looking statements: This annual report to shareholders contains forward-looking statements, which by their nature involve risks and uncertainties. Please refer to Synovus' Annual Report on Form 10-K filed with the Securities and Exchange Commission for information concerning forward-looking statements, under the caption "Safe Harbor Statement," and for a description of certain factors that may cause actual results to differ from goals referred to herein or contemplated by such statements. SYNOVUS,® SYNOVUS FINANCIAL CORP.® and the stylized logo are federally registered service marks of Synovus Financial Corp., which also owns a number of other federally registered service marks. Total System Services, Inc.® and TSYS® are federally registered service marks of Total System Services, Inc., which also owns a number of service marks which are registered in the U.S. and other countries. All other products and company names are trademarks or federally registered trademarks of their respective companies.

SYNOVUS®

Post Office Box 120
Columbus, Georgia 31902
synovus.com

END